Exhibit 99.2

                           ZARLINK SEMICONDUCTOR INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1. Name and address of Company

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
K2K 3H4

2. Date of Material Change

November 12, 2007

3. News Release

A press release reporting the material change was issued by Zarlink Semiconductor Inc. ("Zarlink Canada") at Ottawa on November 12, 2007, a copy of which is attached.

4. Summary of Material Change

Appointment of new director to the Board of Directors

5. Full Description of Material Change

On November 12, 2007 Zarlink Semiconductor Inc. (NYSE/TSX:ZL) announced the appointment of Oleg Khaykin to the Board of Directors. Mr. Khaykin brings over 20 years of strategic, operational and international management experience to his role with Zarlink. As of this date, the Board has not determined to which committees, if any, Mr. Khaykin will be appointed to.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

None.


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8. Executive Officer

For further information, please contact Don McIntyre, Senior Vice-President Human Resources, General Counsel and Corporate Secretary (613) 592-0200.

9. Date of report

November 12, 2007